# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: OnKure Therapeutics, Inc., CIK 0001637715
CUSIP: 68277Q105
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6707 Winchester Circle, #400, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 03/31/2026
Filed by CIK 0001942670
Persons authorized to receive notices and communications: Alejandro Moreno, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, The Northcliffe, 28 Tudor St., London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- AI Biotechnology LLC (CIK 0001942670): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,091,532; sole dispositive power 0; shared dispositive power 9,091,532; aggregate amount beneficially owned 9,091,532 (19.99% of the class)
  Comment: (1) The total number of shares of Class A Common Stock, par value $0.0001 per share ("Class A Common Stock") of OnKure Therapeutics, Inc. (the "Issuer") reported as beneficially owned includes (i) 3,998,332 shares of Class A Common Stock held directly by AI Biotechnology LLC ("AIB") and (ii) 5,093,200 shares of Class A Common Stock issuable upon the partial exercise of the Pre-Funded Warrants (as defined in Item 3 herein) held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker (as defined in Item 5 herein).
  
  (2) The percent of Class A Common Stock reported as beneficially owned is calculated based on the number of shares of Class A Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 40,387,201 shares of Class A Common Stock outstanding, comprised of 13,673,565 shares outstanding, as set forth in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026, plus 26,713,636 shares of Class A Common Stock issued in the private placement, as described in the Issuer's Current Report on Form 8-K filed with the SEC on March 30, 2026 and (ii) 5,093,200 shares of Class A Common Stock issuable upon the partial exercise of Pre-Funded Warrants held by AIB.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,091,532; sole dispositive power 0; shared dispositive power 9,091,532; aggregate amount beneficially owned 9,091,532 (19.99% of the class)
  Comment: (1) The total number of shares of Class A Common Stock of the Issuer reported as beneficially owned includes (i) 3,998,332 shares of Class A Common Stock held directly by AIB and (ii) 5,093,200 shares of Class A Common Stock issuable upon the partial exercise of the Pre-Funded Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Common Stock reported as beneficially owned is calculated based on the number of shares of Class A Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 40,387,201 shares of Class A Common Stock outstanding, comprised of 13,673,565 shares outstanding, as set forth in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026, plus 26,713,636 shares of Class A Common Stock issued in the private placement, as described in the Issuer's Current Report on Form 8-K filed with the SEC on March 30, 2026 and (ii) 5,093,200 shares of Class A Common Stock issuable upon the partial exercise of Pre-Funded Warrants held by AIB.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,091,532; sole dispositive power 0; shared dispositive power 9,091,532; aggregate amount beneficially owned 9,091,532 (19.99% of the class)
  Comment: (1) The total number of shares of Class A Common Stock of the Issuer reported as beneficially owned includes (i) 3,998,332 shares of Class A Common Stock held directly by AIB and (ii) 5,093,200 shares of Class A Common Stock issuable upon the partial exercise of the Pre-Funded Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Common Stock reported as beneficially owned is calculated based on the number of shares of Class A Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 40,387,201 shares of Class A Common Stock outstanding, comprised of 13,673,565 shares outstanding, as set forth in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026, plus 26,713,636 shares of Class A Common Stock issued in the private placement, as described in the Issuer's Current Report on Form 8-K filed with the SEC on March 30, 2026 and (ii) 5,093,200 shares of Class A Common Stock issuable upon the partial exercise of Pre-Funded Warrants held by AIB.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 9,091,532; sole dispositive power 0; shared dispositive power 9,091,532; aggregate amount beneficially owned 9,091,532 (19.99% of the class)
  Comment: (1) The total number of shares of Class A Common Stock of the Issuer reported as beneficially owned includes (i) 3,998,332 shares of Class A Common Stock held directly by AIB and (ii) 5,093,200 shares of Class A Common Stock issuable upon the partial exercise of the Pre-Funded Warrants held directly by AIB, which are exercisable at any time or times on or after the date of issuance, subject to the Beneficial Ownership Blocker.
  
  (2) The percent of Class A Common Stock reported as beneficially owned is calculated based on the number of shares of Class A Common Stock described in footnote (1) above and, as the denominator, the sum of (i) 40,387,201 shares of Class A Common Stock outstanding, comprised of 13,673,565 shares outstanding, as set forth in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 12, 2026, plus 26,713,636 shares of Class A Common Stock issued in the private placement, as described in the Issuer's Current Report on Form 8-K filed with the SEC on March 30, 2026 and (ii) 5,093,200 shares of Class A Common Stock issuable upon the partial exercise of Pre-Funded Warrants held by AIB.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: OnKure Therapeutics, Inc.
Address of issuer's principal executive offices: 6707 Winchester Circle, #400, Boulder, Colorado (CO), 80301

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by AI Biotechnology LLC ("AIB"), Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person"), in respect of the Class A Common Stock ("Class A Common Stock") of OnKure Therapeutics, Inc. (the "Issuer").
Residence or business address: The principal business address for each of the Reporting Persons is c/o Access Industries, Inc., 40 West 57th Street, 28th Floor, New York, NY 10019.
Present principal occupation or employment: The principal business of each of AIB and AIH is holding strategic investments in a variety of industries worldwide. AIM is the manager of holdings of strategic investments in a variety of industries worldwide. Mr. Blavatnik is the founder of Access Industries, Inc., the principal business of which is holding strategic investments in a variety of industries worldwide.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The jurisdiction of organization for each of AIB, AIH and AIM is the State of Delaware.
Mr. Blavatnik is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 31, 2026, AIB purchased from the Issuer (i) 3,998,332 shares of the Issuer's Class A Common Stock at a purchase price of $4.15 per share and (ii) 5,640,222 pre-funded warrants to purchase shares of Class A Common Stock, each whole pre-funded warrant entitling AIB to purchase one share of Class A Common Stock at an exercise price of $0.0001 per share (the "Pre-Funded Warrants"), at a purchase price of $4.1499 per pre-funded warrant, pursuant to a Securities Purchase Agreement by and among the Issuer and the investors party thereto dated as of March 27, 2026 (the "Securities Purchase Agreement"). AIB funded this purchase using capital contributed from affiliated entities, which funded that capital using cash on hand.

Pursuant to the Securities Purchase Agreement, AIB was granted a board designation right, and Dr. Liam Ratcliffe was appointed to the Issuer's board of directors in connection therewith, subject to AIB continuing to own at least 50% of the Securities purchased by AIB at the closing of the private placement.

In connection with the purchase and sale of shares of Class A Common Stock and Pre-Funded Warrants, the Issuer and the parties to the Securities Purchase Agreement entered into a registration rights agreement, dated as of March 27, 2026 (the "Registration Rights Agreement"), providing for the registration for resale of the shares of Class A Common Stock and the shares of Class A Common Stock issuable upon exercise of the Pre-Funded Warrants, pursuant to a registration statement to be filed with the SEC within 30 days after the closing. The Issuer agreed to use reasonable best efforts to have such registration statement declared effective at the earliest possible date but no later than the earlier of (i) the 90th calendar day after the date of the Registration Rights Agreement, (ii) the 120th calendar day following the initial filing date of such registration statement if the SEC notifies the Issuer that it will "review" such registration statement and (iii) the 5th business day after the date the Issuer is notified (orally or in writing, whichever is earlier) by the SEC that such registration statement will not be "reviewed" or will not be subject to further review. The Issuer also agreed to keep such registration statement continuously effective until the earlier of (i) the date that all shares covered by such registration statement have been sold or (ii) the date on which such shares may be resold without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect.

Each Pre-Funded Warrant is exercisable immediately at an exercise price of $0.0001 per share of Class A Common Stock and will not expire until exercised in full. AIB may not exercise a Pre-Funded Warrant if AIB, together with its attribution parties, would beneficially own more than 9.99% of the number of shares of Class A Common Stock outstanding immediately after giving effect to such exercise, as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended. AIB may increase or decrease such percentage, not in excess of 19.99%, by providing at least 61 days' prior notice to the Issuer. The Pre-Funded Warrants are subject to the Beneficial Ownership Blocker described in Item 5 herein.

The foregoing descriptions of the Securities Purchase Agreement, the Registration Rights Agreement and the Pre-Funded Warrants do not purport to be complete and are qualified in their entirety by reference to the Securities Purchase Agreement, the Registration Rights Agreement and the form of Pre-Funded Warrant, each of which is incorporated herein by reference to the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2026 and identified as Exhibits 99.1, 99.2 and 99.3 hereto.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 hereof is hereby incorporated herein by reference.

The Reporting Persons who hold securities of the Issuer directly acquired those securities as an investment in the regular course of their businesses. The Reporting Persons may engage in discussions with management, the Issuer's board of directors, other stockholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer. Dr. Liam Ratcliffe, who is currently employed by Access Industries, Inc., an affiliate of AIB, as its Head of Biotechnology, serves on the board of directors of the Issuer (in connection with the board designation right set forth in the Securities Purchase Agreement, as described in Item 3). The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional securities of the Issuer in the open market, block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer's securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, in each case, subject to limitations under applicable law.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons' future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Class A Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The Pre-Funded Warrants may not be exercised if the aggregate number of shares of Class A Common Stock beneficially owned by the holder thereof immediately following such exercise would exceed 9.99% of the Class A Common Stock outstanding, as calculated under Rule 13d-3 of the Securities Exchange Act of 1934, as amended; provided, however, that AIB may increase or decrease the foregoing beneficial ownership limitation by giving notice to the Issuer (such notice not to be effective until the sixty-first day after the notice is delivered to the Issuer), but not to exceed any percentage in excess of 19.99% (such limitations, the "Beneficial Ownership Blocker"). As of the date of this filing, and pursuant to the Beneficial Ownership Blocker, 40,383 shares of Class A Common Stock are issuable at any time or times upon the partial exercise of the Pre-Funded Warrants and 5,093,200 shares of Class A Common Stock are issuable upon the partial exercise of the Pre-Funded Warrants, if AIB delivered notice to the Issuer to increase the beneficial ownership limitation to 19.99% (such notice not to be effective until the sixty-first day after the date such notice is delivered to the Issuer).
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Class A Common Stock as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

3,998,332 shares of Class A Common Stock and Pre-Funded Warrants exercisable into 5,640,222 shares of Class A Common Stock, of which 5,093,200 may be deemed to be beneficially owned as of the date of this filing pursuant to the Beneficial Ownership Blocker, are held directly by AIB and may be deemed to be beneficially owned by AIM, AIH and Mr. Blavatnik because (i) Mr. Blavatnik controls AIM and AIH, (ii) AIM controls AIH, and (iii) AIH owns all of the voting units of AIB. Each of AIH, AIM and Mr. Blavatnik, and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 hereof is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 hereof is incorporated herein by reference.

A Joint Filing Agreement, dated as of April 7, 2026, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Securities Purchase Agreement, dated as of March 27, 2026, by and among OnKure Therapeutics, Inc. and the other parties signatories thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2026).
99.2 Form of Registration Rights Agreement, dated as of March 27, 2026, by and among OnKure Therapeutics, Inc. and the other parties signatories thereto (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2026).
99.3 Form of Pre-Funded Warrant, by and between OnKure Therapeutics, Inc. and AI Biotechnology LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on March 30, 2026).
99.4 Joint Filing Agreement, dated as of April 7, 2026.
99.5 Limited Power of Attorney, dated as of April 7, 2026.

## Signatures
- AI Biotechnology LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (04/07/2026)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its Manager; its Executive Vice President/Alejandro Moreno (04/07/2026)
- Access Industries Management, LLC: /s/ Alejandro Moreno, By: Executive Vice President/Alejandro Moreno (04/07/2026)
- Len Blavatnik: *, Len Blavatnik (04/07/2026)
Comment: * The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.
By: /s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Attorney-in-Fact